UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b - 25

NOTIFICATION OF LATE FILING

(Check one)[]Form 10-KSB;[ ]Form 20-F;[ ]Form Il-K;[X]Form 10-Q;
           []Form N-SAR

For Period Ending: 6/30/2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form .1 I-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR



PART I - REGISTRANT INFORMATION

Full Name of Registrant:	TSI, Inc.

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office
(Street and Number):		128 Second Street South
City, State and Zip Code:	Great Falls, Montana 59401

PART II - RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed.
(Check box if appropriate)  [x]

a)	The reasons described in reasonable detail in Part
III of the form could not be eliminated without unreasonable effort or expense;
b)	The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, Form Il-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
c)	The accountants statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form
10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

TSI, Inc. engaged a new independent public accounting firm to audit the annual 10-KSB for the period ending December 31, 2004, and issue an opinion. TSI, Inc. has not yet begun work on the quarterly report 10-QSB's for the periods ending March 31, 2005 and June 30, 2005. After the 2004 annual 10-KSB report has been filed and beginning numbers for 2005 are verified, TSI, Inc. will immediately begin working on the quarterly report 10-QSB's through March 31, 2005 and June 30, 2005. Upon completion of the reports and review and consent by independent auditors, TSI, Inc. will immediately file Form 10-QSB's electronically for the periods ending March 31, 2005 and June 30, 2005 with the Securities Exchange Commission.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

D. Mellinger		(406) 727-2600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

					[] Yes    [x] No

Form 10-KSB for the period ending December 31, 2004
Form 10-QSB for the period ending March 31, 2005

(3) Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
					[ ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, an, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



	TSI, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: s/D. Mellinger
      D. Mellinger,
      Accountant

Date: August 15, 2005

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